Exhibit 99-2

Audited Consolidated Financial Statements and Notes - Table of Contents

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    1

Management’s Statement of Responsibility for Financial Reporting

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They include certain amounts that are based on estimates and judgments.

In management’s opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information, among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company’s financial reporting.

The Audit Committee of the Board of Directors, currently composed of four independent directors, reviews the effectiveness of the company’s financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor’s annual financial statements and Management’s Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, KPMG LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Rich Kruger	Kris Smith
President and Chief Executive Officer	Chief Financial Officer

March 21, 2024

2    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

The following report is provided by management in respect of the company’s internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

Management’s Report on Internal Control
Over Financial Reporting

1.	Management is responsible for establishing and maintaining adequate internal control over the company’s financial reporting.
2.	Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company’s internal control over financial reporting.
3.	Management has assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2023, and has concluded that such internal control over financial reporting was effective as of that date. In addition, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2023. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
4.	The effectiveness of the company’s internal control over financial reporting as at December 31, 2023, has been audited by KPMG LLP, independent auditor, as stated in their report which appears herein.

Rich Kruger	Kris Smith
President and Chief Executive Officer	Chief Financial Officer

March 21, 2024

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Suncor Energy Inc.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Suncor Energy Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to

4    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of indicators of impairment loss or reversal related to Oil Sands and certain Exploration and Production property, plant and equipment

As discussed in Note 3(h) to the consolidated financial statements, when circumstances indicate that a cash generating unit (“CGU”) may be impaired or a previous impairment reversed, the Company compares the carrying amount of the CGU to its recoverable amount. Quarterly, the Company analyzes indicators of impairment loss or reversal (“impairment indicators”), such as significant increases or decreases in forecasted production volumes (which include assumptions related to proved and probable oil reserves), commodity prices, capital expenditures and operating costs (collectively, “reserve assumptions”). The estimate of reserve assumptions requires the expertise of independent qualified reserves evaluators. The Company engages independent qualified reserves evaluators to evaluate the Company’s proved and probable oil reserves.

We identified the evaluation of the assessment of indicators of impairment loss or reversal related to the Oil Sands and certain Exploration and Production property, plant and equipment as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the reserve assumptions used by the Company in their assessment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s assessment of indicators of impairment loss or reversal, including controls related to the reserve assumptions. We evaluated the Company’s reserve assumptions by comparing the current year externally evaluated proved and probable oil reserves to historical results. We compared the Company’s current year actual production volumes, operating costs and capital expenditures to those respective assumptions used in the prior year externally evaluated proved and probable oil reserves to assess the Company’s ability to accurately forecast. We evaluated the Company’s future commodity price estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the competence, capabilities, and objectivity of the Company’s independent qualified reserves evaluators engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by the independent qualified reserves evaluators to evaluate proved and probable oil reserves for compliance with regulatory standards.

Assessment of the valuation of property, plant and equipment (“PP&E”) of Fort Hills Energy Limited Partnership (“Fort Hills”) and the recognition of a deferred income tax asset on the acquisition of TotalEnergies EP Canada Ltd. (“TotalEnergies Canada”)

As discussed in Note 16 to the consolidated financial statements, the Company previously held a 68.76% ownership interest in Fort Hills and, on November 20, 2023, acquired the remaining 31.23% ownership interest held by TotalEnergies Canada through a business combination. As required in a business combination achieved in stages, the Company’s previously held interest in Fort Hills was remeasured to fair value at the acquisition date and, as result, a $17 million loss on remeasurement was recognized. The acquisition-date fair value of the PP&E of Fort Hills acquired from TotalEnergies Canada (“Acquired PP&E”)

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    5

was $2.4 billion and the fair value of the previously held interest of Fort Hills was $3.9 billion which includes the fair value of the previously held PP&E (“Pre-Existing PP&E”). The Company’s determination of acquisition-date fair value of the Acquired PP&E and Pre-Existing PP&E involves numerous estimates, including forecasted cash flows associated with proved and probable oil reserves and the discount rate. The estimation of forecasted cash flows associated with proved and probable oil reserves involves the expertise of internal reservoir engineering specialists, who take into consideration significant assumptions related to forecasted production volumes, commodity prices (including foreign exchange rates), and operating and capital costs (“forecasted cash flow assumptions”).  The Company also engages independent qualified reserves evaluators to separately estimate forecasted cash flows associated with proved and probable oil reserves (“external reserve report”).

As discussed in Note 16 to the consolidated financial statements, the Company recognized a deferred income tax asset on the acquisition of TotalEnergies Canada of $1.1 billion. The recognition of the deferred income tax asset involves the interpretation of tax law applicable to the acquired tax attributes. As discussed in Note 3(j) to the consolidated financial statements, the Company recognizes the impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit by tax regulatory authorities.

We identified the assessments of the fair value of the Acquired PP&E and Pre-Existing PP&E, and the recognition of the deferred income tax asset on the acquisition of TotalEnergies Canada as a critical audit matter. Minor changes in forecasted cash flow assumptions and the discount rate could have had a significant impact on the calculation of the fair value of the Acquired PP&E and Pre-Existing PP&E. Additionally, the evaluation of the fair value of the Acquired PP&E and Pre-Existing PP&E required the involvement of valuation professionals with specialized skills and knowledge. Complex auditor judgment was required to evaluate the Company’s interpretation of tax law in the recognition of the deferred income tax asset on the acquisition of TotalEnergies Canada. Additionally, the evaluation of the recognition of the deferred income tax asset required involvement of tax professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to:

•	The Company’s determination of the acquisition-date fair value of the Acquired PP&E and Pre-Existing PP&E, including the discount rate
•	The Company’s determination of the forecasted cash flow assumptions
•	The Company’s interpretation of tax law in the determination of the probability of tax filing positions in the recognition of the deferred income tax asset.

We evaluated the Company’s forecasted commodity price (including foreign exchange rate) estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We compared the 2023 actual production volumes and operating and capital costs for Fort Hills to the forecasted cash flow assumptions used in the prior year to assess the Company’s ability to accurately forecast. We evaluated the Company’s forecasted production volumes and operating and capital cost assumptions by comparing them to amounts determined in the external reserve report prepared by the independent qualified reserves evaluators.

With respect to the estimate of forecasted cash flows associated with proved and probable oil reserves determined by the Company’s independent qualified reserves evaluators at December 31, 2023:

•	We evaluated the competence, capabilities and objectivity of the independent qualified reserves evaluators engaged by the Company
•	We evaluated the methodology used by the independent qualified reserves evaluators to estimate the proved and probable oil reserves for compliance with regulatory standards
•	We compared the 2023 actual production volumes and operating and capital costs for Fort Hills to those assumptions used in the prior year external reserve report for Fort Hills

6    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

•	We assessed the forecasted commodity prices in the external reserve report by comparing them to those published by other reserve engineering companies
•	We evaluated the forecasted production volumes and operating and capital cost assumptions used in the external reserve report for Fort Hills by comparing them to historical results.

We involved valuation professionals with specialized skills and knowledge, who assisted in:

•	Evaluating the Company’s determination of the discount rate, by comparing the inputs to the discount rate to publicly available market data for comparable entities and assessed the resulting discount rate
•	Evaluating the Company’s estimate of the acquisition-date fair value of the Acquired PP&E and Pre-Existing PP&E by comparing them to publicly available market data and valuation metrics for comparable entities or asset transactions.

We involved tax professionals with specialized skills and knowledge, who assisted in evaluating the Company’s interpretation of tax law in the determination of the probability of tax filing positions by inspecting advice and information obtained from the Company and its external tax specialists and comparing to our understanding and interpretation of tax law.

Chartered Professional Accountants

We have served as the Company’s auditor since 2019.

Calgary, Canada
March 21, 2024

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    7

Consolidated Statements of Comprehensive Income

For the years ended December 31 ($ millions)	Notes	2023	2022
Revenues and Other Income
Gross revenues	6	52 206	62 907
Less: royalties	6	(3 114)	(4 571)
Other income	7	1 654	131
		50 746	58 467

Expenses
Purchases of crude oil and products		18 215	20 775
Operating, selling and general	8 and 26	13 383	12 807
Transportation and distribution		1 775	1 671
Depreciation, depletion, amortization and impairment	15 and 16	6 435	8 786
Exploration		74	56
(Gain) loss on disposal of assets	16	(992)	45
Financing expenses	9	1 267	2 011
		40 157	46 151
Earnings before Income Taxes		10 589	12 316
Income Tax Expense (Recovery)
Current	10	1 734	4 229
Deferred	10 and 16	560	(990)
		2 294	3 239
Net Earnings		8 295	9 077

Other Comprehensive Income
Items That May be Subsequently Reclassified to Earnings:
Foreign currency translation adjustment		74	160
Items That Will Not be Reclassified to Earnings:
Actuarial gain on employee retirement benefit plans, net of income taxes		128	838

Other Comprehensive Income		202	998

Total Comprehensive Income		8 497	10 075

Per Common Share (dollars)	11
Net earnings – basic		6.34	6.54
Net earnings – diluted		6.33	6.53
Cash dividends		2.11	1.88

The accompanying notes are an integral part of the consolidated financial statements.

8    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

Consolidated Balance Sheets

		December 31	December 31
($ millions)	Notes	2023	2022
Assets
Current assets
Cash and cash equivalents	12	1 729	1 980
Accounts receivable		5 735	6 068
Inventories	14	5 365	5 058
Income taxes receivable		980	244
Assets held for sale	33	-	1 186
Total current assets		13 809	14 536
Property, plant and equipment, net	15 - 17	67 650	62 654
Exploration and evaluation	18	1 758	1 995
Other assets	19	1 710	1 766
Goodwill and other intangible assets	20	3 528	3 586
Deferred income taxes	10	84	81
Total assets		88 539	84 618

Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt	21	494	2 807
Current portion of long-term lease liabilities	21	348	317
Accounts payable and accrued liabilities		7 731	8 167
Current portion of provisions	24	983	564
Income taxes payable		41	484
Liabilities associated with assets held for sale	33	-	530
Total current liabilities		9 597	12 869
Long-term debt	21	11 087	9 800
Long-term lease liabilities	21	3 478	2 695
Other long-term liabilities	22	1 488	1 642
Provisions	24	11 610	9 800
Deferred income taxes	10 and 16	8 000	8 445
Equity		43 279	39 367
Total liabilities and shareholders’ equity		88 539	84 618

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Rich Kruger	Patricia M. Bedient
Director	Director

March 21, 2024

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    9

Consolidated Statements of Cash Flows

For the years ended December 31 ($ millions)	Notes	2023	2022
Operating Activities
Net earnings		8 295	9 077
Adjustments for:
Depreciation, depletion, amortization and impairment		6 435	8 786
Deferred income tax expense (recovery)	10 and 16	560	(990)
Accretion	9	532	316
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	9	(184)	729
Change in fair value of financial instruments and trading inventory		(5)	(38)
Bargain purchase gain and revaluations	7 and 16	(1 125)	-
(Gain) loss on disposal of assets	16	(992)	45
Loss on extinguishment of long-term debt	9 and 21	-	32
Share-based compensation	26	108	328
Settlement of decommissioning and restoration liabilities	24	(390)	(314)
Other		91	130
Increase in non-cash working capital	13	(981)	(2 421)
Cash flow provided by operating activities		12 344	15 680

Investing Activities
Capital and exploration expenditures		(5 828)	(4 987)
Capital expenditures on assets held for sale	33	(108)	(133)
Acquisitions, net of cash acquired	16	(2 394)	-
Proceeds from disposal of assets	16	1 882	315
Other investments		(83)	(36)
Decrease in non-cash working capital	13	20	52
Cash flow used in investing activities		(6 511)	(4 789)

Financing Activities
Net (decrease) increase in short-term debt		(2 343)	1 473
Repayment of long-term debt	21	(5)	(5 128)
Issuance of long-term debt	21	1 500	-
Lease liability payments		(331)	(329)
Issuance of common shares under share option plans		187	496
Repurchase of common shares	25	(2 233)	(5 135)
Distributions relating to non-controlling interest		(16)	(9)
Dividends paid on common shares		(2 749)	(2 596)
Cash flow used in financing activities		(5 990)	(11 228)

Decrease in Cash and Cash Equivalents		(157)	(337)
Effect of foreign exchange on cash and cash equivalents		(94)	112
Cash and cash equivalents at beginning of year		1 980	2 205
Cash and Cash Equivalents at End of Year		1 729	1 980

Supplementary Cash Flow Information
Interest paid		887	973
Income taxes paid		2 604	4 737

The accompanying notes are an integral part of the consolidated financial statements.

10    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

Consolidated Statements of Changes in Equity

				Accumulated			Number of
				Other			Common
		Share	Contributed	Comprehensive	Retained		Shares
($ millions)	Notes	Capital	Surplus	Income	Earnings	Total	(thousands)

At December 31, 2021		23 650	612	814	11 538	36 614	1 441 251

Net earnings		-	-	-	9 077	9 077	-

Foreign currency translation adjustment		-	-	160	-	160	-

Actuarial gain on employee retirement benefit plans, net of income taxes of $264	23	-	-	-	838	838	-

Total comprehensive income		-	-	160	9 915	10 075	-

Issued under share option plans		570	(58)	-	-	512	13 158

Common shares forfeited		-	-	-	-	-	(30)

Repurchase of common shares for cancellation	25	(1 947)	-	-	(3 188)	(5 135)	(116 908)

Change in liability for share purchase commitment	25	(16)	-	-	(104)	(120)	-

Share-based compensation	26	-	17	-	-	17	-

Dividends paid on common shares		-	-	-	(2 596)	(2 596)	-

At December 31, 2022		22 257	571	974	15 565	39 367	1 337 471

Net earnings		-	-	-	8 295	8 295	-

Foreign currency translation adjustment		-	-	74	-	74	-

Actuarial gain on employee retirement benefit plans, net of income taxes of $42	23	-	-	-	128	128	-

Total comprehensive income		-	-	74	8 423	8 497	-

Issued under share option plans		199	(18)	-	-	181	4 611

Repurchase of common shares for cancellation	25	(871)	-	-	(1 362)	(2 233)	(51 982)

Change in liability for share purchase commitment	25	76	-	-	124	200	-

Share-based compensation	26	-	16	-	-	16	-

Dividends paid on common shares		-	-	-	(2 749)	(2 749)	-

At December 31, 2023		21 661	569	1 048	20 001	43 279	1 290 100

The accompanying notes are an integral part of the consolidated financial statements.

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    11

Notes to the Consolidated Financial Statements

1. Reporting Entity and Description of the Business

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).

The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Suncor’s accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on March 21, 2024.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.

3. Summary of Material Accounting Policies

(a) Joint Arrangements

The classification of joint arrangements considers the contractual rights and obligations of each investor and whether the legal structure of the joint arrangement gives the entity direct rights to the assets and obligations for the liabilities.

(b) Foreign Currency Translation

Functional currencies of the company’s individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign

12    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company’s consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates as at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in other comprehensive income.

If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(c) Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products, refined petroleum products and power represent the company’s contractual arrangements with customers. Revenue is recorded when control passes to the customer, in accordance with specified contract terms. All operating revenue is earned at a point in time and is based on the consideration that the company expects to receive for the transfer of the goods to the customer. Revenues are usually collected in the month following delivery except retail gasoline, diesel and ancillary products, which are due upon delivery and, accordingly, the company does not adjust consideration for the effects of a financing component.

International operations conducted pursuant to Production Sharing Contracts (PSCs) are reflected in the consolidated financial statements based on the company’s working interest. Each PSC establishes the exploration, development and operating costs the company is required to fund and terms for the company to recover these costs and to share in the production profits. Cost recovery is generally limited to a specified percentage of production during each year (Cost Recovery Oil). Any Cost Recovery Oil remaining after costs have been recovered is referred to as Excess Petroleum and is shared between the company and the respective government. Assuming collection is reasonably assured, the company records revenue when the sale of product to a third party occurs. Revenue also includes income taxes paid on the company’s behalf by government joint partners.

(d) Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Cost of inventory consists of purchase costs, direct production costs, direct overhead and depreciation, depletion and amortization. Materials and supplies are valued at the lower of average cost and net realizable value.

Inventories held for trading purposes are carried at fair value less costs to sell and any changes in fair value are recognized in Other Income within the respective reporting segment to which the trading activity relates.

(e) Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical and seismic expenditures and delineation on oil sands properties, are charged to Exploration expense as incurred.

Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are expensed.

When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    13

(f) Property, Plant and Equipment

The costs to acquire and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install development infrastructure, such as wellhead equipment, well platforms, well pairs, offshore platforms, subsea structures and an estimate of asset retirement costs, are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, processing and power generation facilities, utility plants, and all renewable energy, refining, and marketing assets, are capitalized as plant and equipment within Property, Plant and Equipment.

Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will be realized by the company and the associated carrying amount of the replaced component is derecognized.

Borrowing costs relating to assets that take over one year to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

(g) Depreciation, Depletion and Amortization

Exploration and Evaluation assets are not subject to depreciation, depletion and amortization. Once transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of costs associated with oil sands mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.

Capital expenditures are not depreciated or depleted until assets are substantially complete and ready for their intended use.

Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.

Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Oil sands upgraders, extraction plants and mine facilities	10 to 40 years
Oil sands mine equipment	5 to 15 years
Oil sands in situ processing facilities	30 years
Power generation and utility plants	30 to 40 years
Refineries and other processing plants	20 to 40 years
Marketing and other distribution assets	10 to 40 years

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

14    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

Right-of-use assets within Property, Plant and Equipment are depreciated on a straight-line basis over the shorter of the estimated useful life of the right-of-use asset or the lease term.

(h) Impairment of Assets

Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill and intangible assets that have an indefinite useful life are tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.

If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are considered, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a cash generating unit (CGU), which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments may be reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset’s recoverable amount since the last impairment loss was recognized. If such indication exists, the carrying amount of the CGU or asset is increased to its revised recoverable amount, which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.

Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

Financial Assets

At each reporting date, the company assesses the expected credit losses associated with its financial assets measured at amortized cost. Expected credit losses are measured as the difference between the cash flows that are due to the company and the cash flows that the company expects to receive, discounted at the effective interest rate determined at initial recognition. For trade accounts receivables, the company applies the simplified approach permitted by IFRS 9 Financial Instruments, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. To measure expected credit losses, accounts receivables are grouped based on the number of days the receivables have been outstanding and the internal credit assessments of the customers. Credit risk for longer term receivables is assessed based on an external credit rating of the counterparty.

(i) Provisions

Provisions are recognized for decommissioning and restoration obligations associated with the company’s Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management’s best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through Financing Expense with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

(j) Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates as at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    15

Changes to these balances are recognized in net earnings or in other comprehensive income in the period they occur. Investment tax credits are recorded as a reduction to the related expenditures.

The company recognizes the impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. If it is determined a tax filing position is not considered probable, the company assesses the possible outcomes and their associated probabilities and records a tax provision based on the best estimate of the amount of tax payable.

(k) Pensions and Other Post-Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management’s best estimates of demographic and financial assumptions.

The liability recognized on the balance sheet is the present value of the defined benefit obligations less the fair value of plan assets. The value of plan assets is limited to the total of unrecognized past service cost and the present value of the economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan (“effect of the asset ceiling”). Any surplus is immediately recognized in other comprehensive income. In addition, a minimum liability is recognized when the statutory minimum funding requirement for past service exceeds the economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expense. Any actuarial gains or losses related to the plan assets and the defined benefit obligation, as well as the change in the asset ceiling and any minimum liability, are recognized immediately through other comprehensive income and transferred directly to retained earnings.

(l) Emissions Obligations and Rights

Emissions obligations are measured at the weighted average cost per unit of emissions expected to be incurred to settle the obligation and are recorded in the period in which the emissions occur within Operating, Selling and General expense, or Purchases.

Purchases of emissions rights are recognized as Other Assets on the balance sheet and are measured at historical cost. Emissions rights received by way of grant are recorded at a nominal amount.

(m) Leases

The company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments are recognized as an expense when incurred over the lease term. As well, the company has accounted for each lease component and any non-lease components as a single lease component for crude oil storage tanks.

The lease liability is initially measured at the present value of the future lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company’s incremental borrowing rate. Lease payments include fixed payments, as well as variable payments that are based on an index or rate.

The company has lease contracts that include storage tanks, pipelines, railway cars, vessels, buildings, land, and mobile equipment.

4. Significant and Other Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

16    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

Climate Change

Suncor supports the goals of the Paris Agreement and is committed to achieving the long-term objective of net-zero greenhouse gas (GHG) emissions from its operations by 2050, including those in which it has a working interest. Addressing climate change and providing the secure, affordable and reliable energy the world needs requires investment, technological advancement, product innovation, regulatory support and collaborative partnerships, such as the Pathways Alliance. The rate of change of public policy, consumer behaviour and resulting demand for low-carbon options is not certain. Suncor is committed to reducing emissions in our base business, while expanding in complementary low-emissions businesses and working with our customers, governments and partners to realize our shared climate objectives.

Climate change and the transition to a low-emissions economy was considered in preparing the consolidated financial statements, primarily in estimating commodity prices used in impairment and reserves analysis. These may have significant impacts on the currently reported amounts of the company’s assets and liabilities discussed below and on similar assets and liabilities that may be recognized in the future. As part of its ongoing business planning, Suncor estimates future costs associated with GHG emissions in its operations and in the evaluation of future projects. The company uses future climate scenarios to test and assess the resilience of its strategy. Changes in market and regulatory conditions and assumptions, as well as climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels, can materially impact the estimation of net reserves, asset valuation and reclamation and timing and requirements. The timing and pace at which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Oil and Gas Reserves

The company’s estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, decommissioning and restoration obligations and business combinations. The estimation of reserves is an inherently complex process and involves professional judgment. All reserves have been evaluated at December 31, 2023, by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2023, which could differ significantly from other points in time throughout the year, or future periods.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. The level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company’s internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generates identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies to determine the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs,

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    17

income taxes and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the future regulatory requirements, the existence and extent as well as the expected method of reclamation of the company’s decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain, and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company’s assets, liabilities and net earnings.

5. New IFRS Standards

(a) Adoption of New IFRS Standards

The standards, amendments and interpretations that are adopted up to the date of authorization of the company’s consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below.

Disclosure Initiative – Accounting Policies

In February 2021, the IASB issued Disclosure Initiative – Accounting Policies. The amendment requires companies to disclose material rather than significant accounting policies to provide more relevant, company-specific accounting policy disclosures. The company adopted the amendments prospectively on the effective date January 1, 2023, and there were impacts that have been reflected in note 3 of the consolidated financial statements as a result of the initial application.

(b) Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company’s consolidated financial statements, and that may have an impact on the disclosures and financial position of the

18    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

company, are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

General Sustainability-related Disclosures and Climate-related Disclosures

In March 2024, the Canadian Sustainability Standards Board proposed Canadian-specific modifications to IFRS S1: General Sustainability-related Disclosures and IFRS S2: Climate-related disclosures, which were issued by the International Sustainability Standards Board (ISSB) in June 2023. The new standards add sustainability and climate disclosure requirements for annual reporting purposes. The Canadian-specific versions of IFRS S1 and S2 are expected to be available for voluntary adoption starting January 1, 2025; however, the Canadian Securities Administrators have not yet confirmed whether the new standards will be mandated for Canadian reporting issuers. The company is currently disclosing sustainability and climate-related information in its annual Report on Sustainability and Climate Report and anticipates changes resulting from these new standards on the consolidated financial statements as a result of future application.

6. Segmented Information

The company’s operating segments are reported based on the nature of their products and services and management responsibility. The following summary describes the operations in each of the segments:

●	Oil Sands includes the company’s operations in Northern Alberta to explore, develop and produce bitumen, synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company’s joint interests in Syncrude and Fort Hills. In 2023, the company completed two separate acquisitions of additional working interests in the Fort Hills mining and extraction operation, increasing its ownership from 54.11% to 100% (see note 16). The individual operating segments related to mining operations, In Situ, Fort Hills and Syncrude have been aggregated into one reportable segment (Oil Sands) due to the similar nature of their business activities, including the production of bitumen, and the single geographic area and regulatory environment in which they operate.
●	Exploration and Production (E&P) includes offshore activity in East Coast Canada, with interests in the Terra Nova, White Rose, Hibernia and Hebron oilfields, as well as the marketing and risk management of crude oil and natural gas. International onshore assets include the company’s working interests in Libya and Syria. Suncor completed the divestments of its United Kingdom (U.K.) portfolio and Norway assets in 2023 and 2022, respectively (see note 16).
●	Refining and Marketing includes the refining of crude oil products, and the distribution, marketing, transportation and risk management of refined and petrochemical products, and other purchased products through the retail and wholesale networks located in Canada and the United States (U.S.). The segment also includes trading of crude oil, refined products, natural gas and power.

The company also reports activities not directly attributable to an operating segment under Corporate and Eliminations. This segment previously included renewable energy assets, which were sold in the first quarter of 2023 (see note 16). Corporate activities include Suncor’s debt and borrowing costs, expenses not allocated to the company’s businesses, and investments in certain clean technologies.

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    19

			Exploration		Refining and		Corporate and
For the years ended December 31	Oil Sands		and Production		Marketing		Eliminations		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Revenues and Other Income
Gross revenues	18 569	21 905	2 689	4 331	30 959	36 622	(11)	49	52 206	62 907
Intersegment revenues	7 466	8 526	-	-	109	106	(7 575)	(8 632)	-	-
Less: Royalties	(2 623)	(3 963)	(491)	(608)	-	-	-	-	(3 114)	(4 571)
Operating revenues, net of royalties	23 412	26 468	2 198	3 723	31 068	36 728	(7 586)	(8 583)	49 092	58 336
Other income (loss)	1 469	(53)	10	164	224	(60)	(49)	80	1 654	131
	24 881	26 415	2 208	3 887	31 292	36 668	(7 635)	(8 503)	50 746	58 467
Expenses
Purchases of crude oil and products	1 935	2 050	-	-	23 867	27 261	(7 587)	(8 536)	18 215	20 775
Operating, selling and general	9 329	9 152	475	490	2 558	2 427	1 021	738	13 383	12 807
Transportation and distribution	1 213	1 210	76	101	521	396	(35)	(36)	1 775	1 671
Depreciation, depletion, amortization and impairment	4 902	7 927	483	(105)	934	844	116	120	6 435	8 786
Exploration	60	37	14	19	-	-	-	-	74	56
(Gain) loss on disposal of assets	(39)	(7)	(600)	66	(28)	(11)	(325)	(3)	(992)	45
Financing expenses	670	413	69	95	57	57	471	1 446	1 267	2 011
	18 070	20 782	517	666	27 909	30 974	(6 339)	(6 271)	40 157	46 151
Earnings (Loss) before Income Taxes	6 811	5 633	1 691	3 221	3 383	5 694	(1 296)	(2 232)	10 589	12 316
Income Tax Expense (Recovery)
Current	-	-	-	-	-	-	-	-	1 734	4 229
Deferred	-	-	-	-	-	-	-	-	560	(990)
	-	-	-	-	-	-	-	-	2 294	3 239
Net Earnings	-	-	-	-	-	-	-	-	8 295	9 077
Capital and Exploration Expenditures(1)	4 096	3 540	668	443	1 002	816	62	188	5 828	4 987
(1)	Excludes capital expenditures related to assets previously held for sale of $108 million for the year ended December 31, 2023 (2022 - $133 million).

20    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company’s revenues are from the following major commodities and geographical regions:

For the years ended December 31	2023			2022
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	18 817	-	18 817	22 539	-	22 539
Bitumen	7 218	-	7 218	7 892	-	7 892
	26 035	-	26 035	30 431	-	30 431
Exploration and Production
Crude oil and natural gas liquids	1 689	994	2 683	2 464	1 834	4 298
Natural gas	-	6	6	-	33	33
	1 689	1 000	2 689	2 464	1 867	4 331
Refining and Marketing
Gasoline	13 106	-	13 106	14 540	-	14 540
Distillate	15 283	-	15 283	18 663	-	18 663
Other	2 679	-	2 679	3 525	-	3 525
	31 068	-	31 068	36 728	-	36 728
Corporate and Eliminations
	(7 586)	-	(7 586)	(8 583)	-	(8 583)
Total Gross Revenue from Contracts with Customers	51 206	1 000	52 206	61 040	1 867	62 907

Geographical Information

Operating Revenues, net of Royalties

($ millions)	2023	2022

Canada	41 948	49 169
United States	6 447	7 544
Other foreign	697	1 623
	49 092	58 336

Non-Current Assets(1)

	December 31	December 31
($ millions)	2023	2022

Canada	71 438	66 346
United States	2 624	2 629
Other foreign	584	1 026
	74 646	70 001
(1)	Excludes deferred income tax assets.

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    21

7. Other Income (Loss)

Other income (loss) consists of the following:

($ millions)	2023	2022

Energy trading and risk management	307	(209)
Investment and interest income(1)(2)	94	149
Bargain purchase gain and revaluations(3)	1 125	-
Insurance proceeds(4)	-	179
Other(2)(5)	128	12
	1 654	131

(1)	2023 includes a $158 million impairment on an equity investment, within the Corporate segment.

(2)	Prior year amounts have been reclassified to align with current period presentation of Investment and interest income. In 2022, $49 million was reclassified from Other to Investment and interest income. This reclassification had no effect on net earnings and was within the Corporate segment.

(3)	2023 includes a $1.1 billion bargain purchase gain and revaluation (note 16), within the Oil Sands segment.

(4)	2022 includes $147 million of property damage insurance proceeds related to the company’s assets in Libya, within the Exploration and Production segment, and $32 million of insurance proceeds for the secondary extraction facilities at Oil Sands Base, within the Oil Sands segment.

(5)	2023 includes a provision reversal related to the company’s arrangement involving a third-party byproduct processor, within the Oil Sands segment. 2022 includes a US$50 million contingent consideration gain related to the sale of the company’s 26.69% working interest in the Golden Eagle Area Development in the fourth quarter of 2021, within the Exploration and Production segment.

8. Operating, Selling and General Expense

Operating, Selling and General expense consists of the following:

($ millions)	2023	2022
Employee and contract service costs	8 458	8 037
Materials and equipment	2 518	1 901
Commodities	1 739	2 196
Travel, marketing and other(1)	668	673
	13 383	12 807

(1)	The company recorded a $275 million restructuring charge in the second quarter of 2023 that has been reported under travel, marketing and other.

22    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

9. Financing Expenses

Financing expenses consist of the following:

($ millions)	2023	2022
Interest on debt	783	815
Interest on lease liabilities	198	167
Capitalized interest at 5.9% (2022 – 5.2%)	(255)	(168)
Interest expense	726	814
Interest on partnership liability	49	51
Interest on pension and other post-retirement benefits	11	41
Accretion	532	316
Foreign exchange (gain) loss on U.S. dollar denominated debt	(184)	729
Operational foreign exchange and other	133	28
Loss on extinguishment of long-term debt	-	32
	1 267	2 011

10. Income Taxes

Income Tax Expense (Recovery)

($ millions)	2023	2022
Current:
Current year	1 782	4 333
Adjustments in respect of current income tax of prior years	(48)	(104)
Deferred:
Origination and reversal of temporary differences	542	(1 063)
Adjustments in respect of deferred income tax of prior years	96	54
Changes in tax rates and legislation	(60)	(27)
Movement in unrecognized deferred income tax assets	(18)	46
Total income tax expense	2 294	3 239

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    23

Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2023	2022
Earnings before income tax	10 589	12 316
Canadian statutory tax rate	23.99%	24.16%
Statutory tax	2 540	2 976
Add (deduct) the tax effect of:
Non-taxable component of capital (gains) losses	(10)	67
Share-based compensation and other permanent items	14	-
Assessments and adjustments	63	(49)
Impact of income tax rates and legislative changes(1)	(74)	(84)
Non-taxable component of acquisitions and dispositions(2)	(461)	(25)
Foreign tax rate differential(3)	234	290
Movement in unrecognized deferred income tax assets	(18)	46
Other	6	18
Total income tax expense	2 294	3 239
Effective tax rate	21.7%	26.3%
(1)	The year ended December 31, 2022 includes a current income tax recovery of $39 million related to the sale of the company’s wind and solar assets (note 16).
(2)	The year ended December 31, 2023 includes a non-taxable gain on the U.K. disposition and a bargain purchase gain on the TotalEnergies Canada acquisition (note 16).
(3)	The year ended December 31, 2022 includes a deferred income tax recovery of $171 million related to the sale of the company’s UK assets (note 16)

Deferred Income Tax Balances

The significant components of the company’s deferred income tax (assets) liabilities and deferred income tax expense (recovery) are comprised of the following:

	Deferred Income Tax Expense (Recovery)		Deferred Income Tax Liability (Asset)

			December 31	December 31
($ millions)	2023	2022	2023	2022
Property, plant and equipment	(423)	(729)	10 996	11 093
Decommissioning and restoration provision	(25)	(10)	(2 644)	(2 292)
Employee retirement benefit plans	(23)	(92)	(278)	(297)
Tax loss carry-forwards(1)	867	(14)	(11)	(29)
Other	164	(145)	(147)	(111)
Net deferred income tax (recovery) / expense and liability	560	(990)	7 916	8 364
(1)	The year ended December 31, 2023, the company used tax losses arising from the acquisition of TotalEnergies Canada (note 16).

24    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

Change in Deferred Income Tax Balances

($ millions)	2023	2022
Net deferred income tax liability, beginning of year	8 364	9 081
Recognized in deferred income tax (recovery) / expense	560	(990)
Recognized in other comprehensive income	42	264
Foreign exchange, acquisition, disposition and other	(1 050)	9
Net deferred income tax liability, end of year	7 916	8 364

Deferred Tax in Shareholders’ Equity

($ millions)	2023	2022
Deferred Tax in Other Comprehensive Income
Actuarial gain on employment retirement benefit plans	42	264
Total income tax expense reported in equity	42	264

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit is probable based on estimated future earnings. Suncor has not recognized a $101 million (2022 – $120 million) deferred income tax asset on $845 million (2022 – $986 million) of capital losses related to unrealized foreign exchange on U.S. dollar denominated debt, which can only be utilized against future capital gains.

No deferred tax liability has been recognized at December 31, 2023, on unremitted net earnings of foreign subsidiaries, as the company is able to control the timing and amount of distributions and is not expected to incur any taxes associated with future distributions.

11. Earnings per Common Share

($ millions)	2023	2022
Net earnings	8 295	9 077

(millions of common shares)
Weighted average number of common shares	1 308	1 387
Dilutive securities:
Effect of share options	2	3
Weighted average number of diluted common shares	1 310	1 390

(dollars per common share)
Basic earnings per share	6.34	6.54
Diluted earnings per share	6.33	6.53

12. Cash and Cash Equivalents

	December 31	December 31
($ millions)	2023	2022
Cash	1 717	1 782
Cash equivalents	12	198
	1 729	1 980

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    25

13. Supplemental Cash Flow Information

The (increase) decrease in non-cash working capital is comprised of:

($ millions)	2023	2022
Accounts receivable	526	(1 750)
Inventories	(153)	(1 128)
Accounts payable and accrued liabilities	(415)	1 512
Current portion of provisions	339	(286)
Income taxes payable (net)	(1 258)	(717)
	(961)	(2 369)
Relating to:
Operating activities	(981)	(2 421)
Investing activities	20	52
	(961)	(2 369)

Reconciliation of movements of liabilities to cash flows arising from financing activities:

		Current Portion		Current Portion
	Short-Term	of Long-Term	Long-Term	of Long-Term	Long-Term	Partnership	Dividends
($ millions)	Debt	Lease Liabilities	Lease Liabilities	Debt	Debt	Liability	Payable
At December 31, 2021	1 284	310	2 540	231	13 989	427	-
Changes from financing cash flows:
Net issuance of commercial paper	1 473	-	-	-	-	-	-
Repayment of long-term debt	-	-	-	(233)	(4 895)	-	-
Loss on extinguishment of long-term debt	-	-	-	-	32	-	-
Realized foreign exchange (gains) and losses	(19)	15	-	2	(91)	-	-
Dividends paid on common shares	-	-	-	-	-	-	(2 596)
Lease liability payments	-	(329)	-	-	-	-	-
Distributions to non-controlling interest	-	-	-	-	-	(14)	-
Other	-	-	-	-	(13)	-	-
Non-cash changes:
Dividends declared on common shares	-	-	-	-	-	-	2 596
Unrealized foreign exchange losses and (gains)	69	-	(25)	-	778	-	-
Lease derecognition	-	-	(22)	-	-	-	-
Reclassification of lease obligations	-	321	(321)	-	-	-	-
Deferred financing costs	-	-	-	-	-	-	-
New lease liabilities	-	-	523	-	-	-	-
At December 31, 2022	2 807	317	2 695	-	9 800	413	-
Changes from financing cash flows:
Net issuance of commercial paper	(2 343)	-	-	-	1 500	-	-
Gross proceeds from issuance of long-term debt	-	-	-	-	-	-	-
Debt issuance costs	-	-	-	-	(8)	-	-
Repayment of long-term debt	-	-	-	-	(5)	-	-
Loss on extinguishment of long-term debt	-	-	-	-	-	-	-
Realized foreign exchange (gains) and losses	38	-	-	-	5	-	-
Dividends paid on common shares	-	-	-	-	-	-	(2 749)
Lease liability payments	-	(331)	-	-	-	-	-
Distributions to non-controlling interest	-	-	-	-	-	(16)	-
Other	-	-	-	-	(3)	1	-

26    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

Non-cash changes:
Dividends declared on common shares	-	-	-	-	-	-	2 749
Unrealized foreign exchange losses and (gains)	(8)	(3)	(14)	-	(202)	-	-
Lease derecognition	-	-	(682)	-	-	-	-
Reclassification of lease obligations	-	365	(365)	-	-	-	-
Deferred financing costs	-	-	-	-	-	-	-
New lease liabilities	-	-	1 844	-	-	-	-
At December 31, 2023	494	348	3 478	-	11 087	398	-

14. Inventories

	December 31	December 31
($ millions)	2023	2022
Crude oil(1)(2)	2 127	2 224
Refined products	2 244	2 014
Materials, supplies and merchandise(1)	994	834
Reclassified to assets held for sale (note 33)	-	(14)
	5 365	5 058
(1)	Prior period amounts have been reclassified to align with the current year presentation of Inventories. For the year ended December 31, 2022, $149 million was reclassified from crude oil to materials, supplies and equipment. This reclassification had no effect on the inventories presentation on the consolidated balance sheet.
(2)	Includes $113 million of inventories held for trading purposes (2022 – $131 million), which are measured at fair value less costs to sell based on Level 1 and Level 2 fair value inputs.

During 2023, purchased product inventories of $18.2 billion (2022 - $21.7 billion) were recorded as an expense.

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    27

15. Property, Plant and Equipment

	Oil and Gas	Plant and
($ millions)	Properties	Equipment	Total
Cost
At December 31, 2021	41 230	85 329	126 559
Additions	1 149	4 261	5 410
Transfers from exploration and evaluation	34	-	34
Changes in decommissioning and restoration	1 321	(10)	1 311
Disposals and derecognition	(585)	(884)	(1 469)
Foreign exchange adjustments	101	218	319
Reclassified to assets held for sale (note 33)	(4 475)	(480)	(4 955)
At December 31, 2022	38 775	88 434	127 209
Additions	591	5 477	6 068
Acquisition (note 16)(1)	1 793	6 076	7 869
Transfers	958	(958)	-
Changes in decommissioning and restoration	1 346	94	1 440
Disposals and derecognition	(8)	(1 850)	(1 858)
Foreign exchange adjustments	(128)	(87)	(215)
Divestitures (note 16)(1)	(2 226)	(12 705)	(14 931)
At December 31, 2023	41 101	84 481	125 582

Accumulated provision
At December 31, 2021	(25 227)	(35 786)	(61 013)
Depreciation, depletion, amortization and impairment	(1 049)	(7 347)	(8 396)
Disposals and derecognition	510	338	848
Foreign exchange adjustments	(60)	(107)	(167)
Reclassified to assets held for sale (note 33)	4 111	62	4 173
At December 31, 2022	(21 715)	(42 840)	(64 555)
Depreciation, depletion, amortization and impairment	(1 686)	(4 352)	(6 038)
Transfers	(1 090)	1 090	-
Disposals and derecognition	4	1 611	1 615
Foreign exchange adjustments	132	23	155
Divestitures (note 16)(1)	1 044	9 847	10 891
At December 31, 2023	(23 311)	(34 621)	(57 932)

Net property, plant and equipment
December 31, 2022	17 060	45 594	62 654
December 31, 2023	17 790	49 860	67 650
(1)	In connection with both the Teck acquisition (note 16) and the TotalEnergies Canada acquisition (note16), Suncor was deemed to have divested of its pre-existing interest in Fort Hills, presented as divestments, and re-acquired it at fair value. As such, acquisitions include 100% of the fair value of property, plant and equipment related to the TotalEnergies Canada acquisition, including the reevaluations of the existing working interest and the remaining capacity on a regional pipeline.

	December 31, 2023			December 31, 2022

		Accumulated	Net Book		Accumulated	Net Book
($ millions)	Cost	Provision	Value	Cost	Provision	Value
Oil Sands	89 230	(37 629)	51 601	92 601	(45 288)	47 313
Exploration and Production	17 364	(11 750)	5 614	16 541	(11 360)	5 181
Refining and Marketing	17 923	(8 038)	9 885	17 101	(7 435)	9 666
Corporate and Eliminations	1 065	(515)	550	966	(472)	494
	125 582	(57 932)	67 650	127 209	(64 555)	62 654

28    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

At December 31, 2023, the balance of assets under construction and not subject to depreciation or depletion was $7.9 billion (December 31, 2022 – $6.3 billion). For the year ended December 31, 2022, both the U.K operations, reported in the Exploration and Production segment, and the wind and solar assets, reported in the Corporate segment, were classified as assets held for sale (note 33).

16. Asset Transactions and Impairments

No indicators of impairment or reversals of impairment were identified at December 31, 2023.

Oil Sands

Acquisition of Additional Ownership Interest in Fort Hills:

On February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited (Teck) for $712 million, bringing the company’s working interest in Fort Hills to 68.76%.

The acquisition has been accounted for as a business combination using the acquisition method.

($ millions)
Accounts receivable	35
Inventory	37
Property, plant and equipment	1 149
Other assets(1)	6
Total assets acquired	1 227
Accounts payable and other liabilities	(102)
Lease liabilities	(284)
Decommissioning provision	(83)
Deferred income taxes	(46)
Total liabilities assumed	(515)
Net assets acquired	712
(1)	Other assets include $3 million of cash and cash equivalents.

The fair values of accounts receivables and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment and the decommissioning provision were determined using an expected future cash flow approach (Level 3 fair value inputs – note 27). Key assumptions used in the calculations were discount rates, forecasted production volumes, commodity prices (including foreign exchange rates), operating costs and capital costs (“forecasted cash flow assumptions”).

The additional 14.65% working interest in Fort Hills contributed $501 million to gross revenues and $22 million net earnings to consolidated net earnings from the acquisition date to December 31, 2023.

Had the acquisition occurred on January 1, 2023, the additional working interest would have contributed an additional $20 million to gross revenues and a $21 million net loss, which would have resulted in gross revenues of $52.2 billion and consolidated net earnings of $8.3 billion for the year ended December 31, 2023.

The proforma information is not necessarily indicative of the results that would have been obtained if the Teck acquisition had actually occurred on January 1, 2023.

Acquisition of TotalEnergies EP Canada Ltd. and Remaining Working Interest in Fort Hills:

On November 20, 2023, Suncor completed the acquisition of TotalEnergies EP Canada Ltd. (TotalEnergies Canada), which held the remaining 31.23% working interest in Fort Hills, for a purchase price of $1.468 billion before working capital, closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills. The effective date of the transaction was

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    29

April 1, 2023. The determination of fair value of the preliminary purchase price is based on management’s best estimate as of the closing date.

The following table summarizes the fair value of the net assets acquired:

($ millions)
Cash	150
Accounts receivable	521
Inventory	180
Property, plant and equipment	2 361
Deferred income taxes	1 084
Total assets acquired	4 296
Accounts payable and accrued liabilities	(527)
Lease liabilities	(347)
Decommissioning provision	(392)
Total liabilities assumed	(1 266)
Net assets acquired	3 030

The acquisition has been accounted for as a step business combination using the acquisition method pursuant to IFRS 3. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition. In addition, when an acquirer achieves control in stages, the previously held interest is re-measured to fair value at the acquisition date with a gain or loss recognized in net earnings.

The fair values of accounts receivables and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of inventory was determined using market prices and rates from available pricing sources. The fair values of property, plant and equipment and the decommissioning provision were determined using an expected future cash flow approach (Level 3 fair value inputs – note 27). Key assumptions used in the calculations were discount rates, forecasted production volumes, commodity prices (including foreign exchange rates), operating costs and capital costs (“forecasted cash flow assumptions”). The deferred income tax asset recognized as a result of the acquisition of TotalEnergies Canada involves numerous assumptions made by management and the interpretation of the tax laws applicable to the circumstances surrounding the historical tax positions taken by, and acquisition of, TotalEnergies Canada.

The previously held interest in Fort Hills has been re-measured to fair value and estimated to be $3.887 billion and the net carrying value of the Fort Hills assets was $3.904 billion. The company recognized a non-cash revaluation loss of its existing interest of $17 million in other income in the consolidated statements of comprehensive income.

($ millions)
Total consideration(1)	1 832
Net assets acquired	(3 030)
Bargain purchase gain	(1 198)
Revaluation loss on existing interest	17
Fair value of pre-existing relationship	56
Bargain purchase gain and revaluations (note 7)	(1 125)

(1)	Total consideration includes working capital as at April 1, 2023.

Acquisition costs of $12 million, have been charged to operating, selling and general expense in the consolidated statements of comprehensive income for the three and twelve months ended December 31, 2023.

The acquisition of TotalEnergies Canada contributed $148 million to gross revenues and $18 million net earnings to consolidated net earnings from the acquisition date to December 31, 2023.

30    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

Had the acquisition occurred on January 1, 2023, TotalEnergies Canada would have contributed an additional $1.1 billion to gross revenues and $71 million to net earnings, which would have resulted in gross revenues of $53.3 billion and consolidated net earnings of $8.4 billion for the year ended December 31, 2023.

The proforma information is not necessarily indicative of the results that would have been obtained if the TotalEnergies Canada acquisition had actually occurred on January 1, 2023.

As part of the acquisition, the company assumed various pipeline commitments and ancillary assets, including the remaining capacity on a regional pipeline, which has been recognized accordingly as an ROU asset in property plant and equipment and long-term lease liability.

Exploration and Production

Sale of United Kingdom Operations:

During the second quarter of 2023, the company completed the sale of its U.K. operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea, for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of $607 million ($607 million before-tax), including $25 million in foreign exchange gains recognized as a result of the disposal. The U.K. operations are reported within the Exploration and Production segment.

Corporate

Sale of Wind and Solar Assets:

During the first quarter of 2023, the company completed the sale of its wind and solar assets (Forty Mile, Adelaide, Magrath and Chin Chute) for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of approximately $260 million ($302 million before-tax). The wind and solar assets were reported in the Corporate segment.

Asset Impairments and Transactions in 2022

No indicators of impairment or reversals of impairment were identified at December 31, 2022.

Oil Sands

Fort Hills assets:

During the fourth quarter of 2022, the company entered into an agreement to acquire Teck’s 21.3% interest in Fort Hills. Prior to entering the agreement with Teck, the company also updated its long-range plan for Fort Hills, which incorporated lower gross production and increased operating costs per barrel for the next three years.

Management considered these indicators of impairment and performed an asset impairment test using recoverable amounts based on fair value less costs of disposal. An impairment charge of $2.6 billion (net of taxes of $0.8 billion) was recognized on its share of Fort Hills in the Oil Sands segment in the third quarter of 2022. An expected cash flow approach with the following asset specific assumptions (Level 3 fair value inputs note 27) were applied:

●	Western Canada Select (WCS) price forecast of US$69.00/bbl in 2023, US$62.00/bbl in 2024, and an average price of US$50.00/bbl between 2025 and 2031, escalating at 2% per year thereafter over the life of the project up to 2060, adjusted for asset-specific location and quality differentials;
●	the company’s share of production ranging from 87,000 bbls/d to 106,000 bbls/d over the life of the project;
●	cash operating costs averaging approximately $25.00/bbl over the life of the project (expressed in real dollars), which reflects operating, selling and general expenses adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;
●	foreign exchange rate of US$0.76 per one Canadian dollar; and
●	risk adjusted discount rate of 8.25% (after-tax).

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    31

The recoverable amount of the Fort Hills CGU was $2.8 billion (net of taxes) as at September 30, 2022. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an additional impairment charge of approximately $1.0 billion (after-tax) on the company’s share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an additional impairment charge of approximately $0.2 billion (after-tax) on the company’s share of the Fort Hills assets.

Exploration and Production

White Rose assets:

In the second quarter of 2022, the company announced that concurrent with the decision to restart the West White Rose project by the joint venture owners, Suncor increased its ownership in the White Rose asset by 12.5% to approximately 39% (previously approximately 26%). The decision to restart was driven by a revised royalty structure and development plan. The company received $38 million (net of taxes of $12 million) in cash consideration to acquire the additional working interest, which was primarily allocated to the asset retirement obligation and property, plant and equipment of the project. As a result of these events, during the second quarter of 2022, the company performed an impairment reversal test on the White Rose CGU as the recoverable amount of this CGU was sensitive to the restart decision. The impairment reversal test was performed using a recoverable amount based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs note 27).

As a result of the impairment reversal test, the recoverable amounts were determined to be greater than the carrying values of the White Rose CGU and the company recorded an impairment reversal of $542 million (net of taxes of $173 million) on its previous share of the White Rose assets in the Exploration and Production segment. The recoverable amount was determined based on the following asset-specific assumptions:

●	Brent price forecast of US$85.00/bbl in 2023, US$68.00 in 2024 and US$69.00 in 2025, escalating at 2% per year thereafter over the life of the project to 2038 and adjusted for asset-specific location and quality differentials;
●	anticipated first oil for the West White Rose project in the first half of 2026 and the company’s share of production of approximately 9,800 bbls/d (based on its previous working interest of approximately 26%) over the life of the project;
●	the company’s share of future capital expenditures of $1.5 billion, including the West White Rose expansion; and
●	risk-adjusted discount rate of 9.0% (after-tax).

Norway assets:

During the third quarter of 2022, the company completed the sale of its Norway assets, including its 30% working interest in Oda and its 17.5% working interest in the Fenja Development Joint Operations, for net proceeds of $297 million (net of cash disposed of $133 million), resulting in a $65 million loss including foreign exchange impacts. The Norway assets are reported in the Exploration and Production segment.

The company reclassified the assets and liabilities related to its Norway operations as assets held for sale and performed an impairment test on the Norway assets held for sale as at June 30, 2022. The impairment test was performed using the lower of its carrying amount and fair value less costs to sell (Level 2 fair value inputs note 27). As a result of the impairment test, the company recorded a $47 million charge related to its share of the Norway operations, net of a $23 million deferred tax adjustment.

32    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

17. Right-of-Use Assets and Leases

Right-of-use (ROU) assets within Property, Plant and Equipment:

	December 31	December 31
($ millions)	2023	2022
Property, plant and equipment, net – excluding ROU assets	63 982	59 778
ROU assets	3 668	2 876
	67 650	62 654

The following table presents the ROU assets by asset class:

Plant and
($ millions)	Equipment
Cost
At January 1, 2022	3 861
Additions and adjustments	523
Disposals	(156)
Foreign exchange	20
At December 31, 2022	4 248
Additions and adjustments	423
Acquisition(1) (note16)	1 425
Disposals(2)	(176)
Divestitures(1) (note 16)	(707)
Foreign exchange	(7)
At December 31, 2023	5 206

Accumulated provision
At January 1, 2022	(1 136)
Depreciation	(356)
Disposals	126
Foreign exchange	(6)
At December 31, 2022	(1 372)
Depreciation	(358)
Disposals(2)	94
Divestitures(1) (note 16)	96
Foreign exchange	2
At December 31, 2023	(1 538)

Net ROU assets
At December 31, 2022	2 876
At December 31, 2023	3 668

(1)	In connection with both the Teck acquisition (note 16) and the TotalEnergies Canada step acquisition (note16), Suncor was deemed to have divested of its pre-existing interest in Fort Hills, presented as divestments, and re-acquired it at fair value. As such, acquisitions include 100% of the fair value of ROU assets related to the TotalEnergies Canada acquisition, including the reevaluations of the existing working interest and the remaining capacity on a regional pipeline.
(2)	Disposals primarily relate to early lease terminations.

Other lease-related items recognized in the Consolidated Statements of Comprehensive Income:

There were no leases with residual value guarantees. For the year ended December 31, 2023, total cash outflow for leases, excluding short-term lease expense and variable lease expense, was $529 million (2022 – $496 million).

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    33

18. Exploration and Evaluation Assets

	December 31	December 31
($ millions)	2023	2022
Beginning of year	1 995	2 226
Acquisitions and additions	3	41
Transfers to oil and gas assets	-	(34)
Disposals and derecognition	(240)	-
Reclassified to assets held for sale (note 33)	-	(239)
Foreign exchange adjustments	-	1
End of year	1 758	1 995

In 2023, the company derecognized $240 million on its Meadow Creek development properties in the Oil Sands segment as these properties no longer align with the company’s future development plans.

19. Other Assets

	December 31	December 31
($ millions)	2023	2022
Investments(1)	490	532
Prepaids	661	481
Pension (note 23)	207	212
Other(1)	352	541
	1 710	1 766
(1)	Prior period amounts have been reclassified to align with current period presentation of Other Assets. For the year ended December 31, 2022, $226 million was reclassified from Investments to Other. This reclassification had no effect on the other assets presentation on the consolidated balance sheet.

Prepaids includes long-term accounts receivable related to deposits paid on account to support reclamation activities into the Syncrude Reclamation Trust and emissions credits and are unlikely to be settled within one year.

Other includes long-term accounts receivable related to Notices of Reassessments that have been received from the Canada Revenue Agency and are unlikely to be settled within one year.

20. Goodwill and Other Intangible Assets

		Refining and
	Oil Sands	Marketing	Other
($ millions)	Goodwill	Goodwill	Intangibles	Total
At December 31, 2021	2 752	140	631	3 523
Additions	-	-	140	140
Amortization	-	-	(57)	(57)
Reclassified to assets held for sale (note 33)	-	-	(20)	(20)
At December 31, 2022	2 752	140	694	3 586
Additions	-	-	22	22
Amortization	-	-	(80)	(80)
At December 31, 2023	2 752	140	636	3 528

The company performed a goodwill impairment test at December 31, 2023 on its Oil Sands segment. Recoverable amounts were based on fair value less costs of disposal calculated using the present value of the segment’s expected future cash flows.

Cash flow forecasts are based on past experience, historical trends, third-party evaluations of the company’s reserves and resources to estimate production profiles and volumes, and estimates of operating costs, maintenance and capital expenditures. These estimates are validated against the estimates approved through the company’s annual reserves

34    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test. Projected cash flows reflect current market assessments of key assumptions, including climate change, long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates (Level 3 fair value inputs note 27).

Future cash flow estimates are discounted using after-tax risk-adjusted discount rates. The after-tax discount rate applied to cash flow projections was an average of 7.8% (2022 – 7.8%). The company based its cash flow projections on a West Texas Intermediate price of US$76.00/bbl in 2024, US$73.44/bbl in 2025, US$71.79/bbl in 2026 and escalating at an average of 2% thereafter, adjusted for applicable quality and location differentials. The forecast cash flow period ranged from 50 years to 55 years. As a result of this analysis, management did not identify any impairment of goodwill within the Oil Sands operating segment.

The company also performed a goodwill impairment test of its Refining and Marketing CGUs. The recoverable amounts are based on fair value less costs of disposal calculated using the present value of the CGUs’ expected future cash flows, based primarily on historical results adjusted for current economic conditions. As a result of this analysis, management did not identify any impairment of goodwill within the Refining and Marketing segment.

21. Debt and Credit Facilities

Debt and credit facilities are comprised of the following:

Short-Term Debt

	December 31	December 31
($ millions)	2023	2022
Commercial paper(1)	494	2 807
(1)	The commercial paper is supported by a revolving credit facility with a syndicate of lenders. The company is authorized to issue commercial paper to a maximum of $5.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2023 was 5.57% (December 31, 2022 – 4.93%).

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    35

Long-Term Debt

	December 31	December 31
($ millions)	2023	2022
Fixed-term debt(2)(3)
5.60% Series 9 Medium Term Notes, due 2025	1 000	-
5.40% Series 10 Medium Term Notes, due 2026	500	-
3.00% Series 5 Medium Term Notes, due 2026	115	115
7.875% Debentures, due 2026 (US$275)	369	381
8.20% Notes, due 2027 (US$59)(4)	57	61
7.00% Debentures, due 2028 (US$250)	333	342
3.10% Series 6 Medium Term Notes, due 2029	79	79
5.00% Series 7 Medium Term Notes, due 2030	154	154
7.15% Notes, due 2032 (US$500)	659	676
5.35% Notes, due 2033 (US$300)	153	161
5.95% Notes, due 2034 (US$500)	659	675
5.95% Notes, due 2035 (US$600)	262	268
5.39% Series 4 Medium Term Notes, due 2037	279	279
6.50% Notes, due 2038 (US$1 150)	1 516	1 553
6.80% Notes, due 2038 (US$900)	1 204	1 235
6.85% Notes, due 2039 (US$750)	988	1 013
6.00% Notes, due 2042 (US$152)(4)	42	35
4.34% Series 5 Medium Term Notes, due 2046	300	300
4.00% Notes, due 2047 (US$750)	987	1 011
3.95% Series 8 Medium Term Notes, due 2051	493	493
3.75% Notes, due 2051 (US$750)	980	1 009
Total unsecured long-term debt	11 129	9 840

Lease liabilities(5)	3 826	3 012
Deferred financing costs	(42)	(40)
	14 913	12 812
Current portion of long-term debt and lease liabilities
Lease liabilities	(348)	(317)
Long-term debt	-	-
	(348)	(317)
Total long-term lease liabilities	3 478	2 695
Total long-term debt	11 087	9 800
(2)	The value of debt includes the unamortized balance of premiums or discounts.
(3)	Certain securities are redeemable at the option of the company.
(4)	Debt acquired through the acquisition of Canadian Oil Sands Limited (COS).
(5)	Interest rates range from 0.9% to 13.4% and maturity dates range from 2024 to 2062.

On November 17, 2023, the company issued $1.5 billion in aggregate principal of senior unsecured notes, consisting of $1.0 billion principal amount of Series 9 Medium Term Notes, maturing on November 17, 2025, having a coupon of 5.60% and $500 million principal amount of Series 10 Medium Term Notes, maturing on November 17, 2026, having a coupon of 5.40%. Debt issuance costs were $8 million and were netted against the carrying amount of the debt and amortized using the effective interest method.

In the second quarter of 2023, the company extended the maturity of its syndicated credit facilities from June 2024 and June 2025 to June 2026, and reduced the size of its $3.0 billion tranche by $200 million, to $2.8 billion.

36    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

In the fourth quarter of 2022, the company repaid $3.6 billion aggregate principal amount of debt at an amount below par of $51 million plus accrued and unpaid interest. As a result of the extinguishment, the company incurred non-cash charges of $83 million related to accelerated amortization. This resulted in a total loss on extinguishment of long-term debt of $32 million. The general terms of the notes that were extinguished are as follows:

●	3.00% Series 5 Medium Term Notes, due 2026, with a principal amount of $700 million (partial repayment of $585 million);
●	8.20% Notes, due 2027, with a principal amount of US$59 million (partial repayment of US$16 million);
●	3.10% Series 6 Medium Term Notes, due 2029, with a principal amount of $750 million (partial repayment of $671 million);
●	5.00% Series 7 Medium Term Notes, due 2030, with a principal amount of $1.3 billion (partial repayment of $1.1 billion);
●	5.35% Notes, due 2033, with a principal amount of US$300 million (partial repayment of US$178 million);
●	5.95% Notes, due 2035, with a principal amount of US$600 million (partial repayment of US$401 million);
●	5.39% Series 4 Medium Term Notes, due 2037, with a principal amount of $600 million (partial repayment of $321 million); and
~~●~~	6.00% Notes, due 2042, with a principal amount of US$142 million (partial repayment of US$110 million).

In the second quarter of 2022, the company completed an early redemption, at par, of its outstanding US$450 million 2.80% notes and US $550 million 3.10% notes, originally due in 2023 and 2025, respectively. The company also completed a partial redemption, at par, for US$10.2 million of its outstanding US$152 million 6.00% notes, due in 2042.

In the first quarter of 2022, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.

Scheduled Debt Repayments

Scheduled principal repayments as at December 31, 2023 for lease liabilities, short-term debt and long-term debt are as follows:

($ millions)	Repayment
2024	842
2025	1 310
2026	1 246
2027	307
2028	570
Thereafter	11 132
15 407

Credit Facilities

A summary of available and unutilized credit facilities is as follows:

($ millions)	2023
Fully revolving and expiring in 2026	5 451
Can be terminated at any time at the option of the lenders	1 520
Total credit facilities	6 971
Credit facilities supporting outstanding commercial paper	(494)
Credit facilities supporting standby letters of credit	(944)
Total unutilized credit facilities(1)	5 533

(1)	Available credit facilities for liquidity purposes at December 31, 2023 increased to $4.957 billion, compared to $2.900 billion at December 31, 2022.

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    37

22. Other Long-Term Liabilities

	December 31	December 31
($ millions)	2023	2022
Pensions and other post-retirement benefits (note 23)	598	564
Share-based compensation plans (note 26)	339	469
Partnership liability (note 27)(1)	398	413
Deferred revenue	13	22
Libya Exploration and Production Sharing Agreement (EPSA) signature bonus(2)	83	85
Other	57	89
	1 488	1 642

(1)	The company paid $65 million in 2023 (2022 – $60 million) in distributions to the partners of the East Tank Farm Development, of which $49 million (2022 – $51 million) was allocated to interest expense and $16 million (2022 – $9 million) to the principal.
(2)	The company had a US$500 million obligation for a signature bonus relating to Petro-Canada’s ratification of six EPSAs in Libya. At December 31, 2023, the carrying amount of the Libya EPSAs’ signature bonus is $83 million (December 31, 2022 – $85 million).

23. Pensions and Other Post-Retirement Benefits

The company’s defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are funded through retirement compensation arrangements, and/or paid directly to recipients. The company’s contributions to the funded plans are deposited with independent trustees who act as custodians of the plans’ assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada and the U.K., and every year in the United States and Germany. The most recent valuations for the registered Canadian plans and U.K. plans were performed as at December 31, 2022. The company uses a measurement date of December 31 to value the plan assets and remeasure the accrued benefit obligation for accounting purposes. In 2023, the U.K. defined benefit plan was sold concurrently with the sale of the U.K. operations (see note 16).

The company’s other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependents.

The company reports its share of Syncrude’s defined benefit and defined contribution pension plans and Syncrude’s other post-retirement benefits plan.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee’s pensionable earnings.

38    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

Defined Benefit Obligations and Funded Status

			Other
			Post-Retirement
	Pension Benefits		Benefits
($ millions)	2023	2022	2023	2022
Change in benefit obligation
Benefit obligation at beginning of year	6 155	8 303	519	672
Current service costs	165	263	12	19
Plan participants’ contributions	17	17	-	-
Benefits paid	(345)	(367)	(30)	(28)
Interest costs	305	246	26	20
Obligations disposed (note 16)	(122)	-	-	-
Foreign exchange	-	(2)	-	-
Settlements	9	10	-	-
Termination benefits	6	-
Actuarial remeasurement:
Experience loss (gain) arising on plan liabilities	6	(86)	3	3
Actuarial gain arising from changes in demographic assumptions	-	-	-	-
Actuarial gain arising from changes in financial assumptions	411	(2 229)	29	(167)
Benefit obligation at end of year	6 607	6 155	559	519

Change in plan assets
Fair value of plan assets at beginning of year	6 471	7 701	-	-
Employer contributions	(27)	61	-	-
Plan participants’ contributions	17	17	-	-
Benefits paid	(327)	(347)	-	-
Assets disposed (note 16)	(153)	-	-	-
Foreign exchange	1	(4)	-	-
Settlements	9	10	-	-
Administrative costs	(6)	(2)	-	-
Income on plan assets	320	225	-	-
Actuarial remeasurement:
Return on plan assets greater / (less) than discount rate	433	(1 190)	-	-
Fair value of plan assets at end of year	6 738	6 471	-	-

Change in Irrecoverable Surplus
Irrecoverable surplus at beginning of year	187	-	-	-
Interest on irrecoverable surplus	10	-	-	-
Change in irrecoverable surplus during the year	(197)	187	-	-
Irrecoverable surplus at end of year	-	187	-	-
Net surplus / (unfunded obligation) at end of year	131	129	(559)	(519)

The defined benefit asset (liability) is included as follows in the Consolidated Balance Sheet:

	December 31	December 31
($ millions)	2023	2022
Amounts charged to
Other assets (note 19)	207	212
Accounts payable and accrued liabilities	(37)	(38)
Other long-term liabilities (note 22)	(598)	(564)
	(428)	(390)

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    39

The Government of Alberta issued an amendment to the Employment Pension Plans Regulation to provide additional forms of funding relief to administrators of Alberta-registered pension plans. The company was approved for funding relief starting in late 2020 for both the defined benefit plan and the defined contribution plan based on funding levels in the defined benefit plan. In 2022, upon filing the new actuarial funding valuations, the company entered into another contribution holiday for the defined benefit plans. In 2023, the company again entered into another contribution holiday for both the defined benefit plans and defined contribution plans, with the company anticipating to fully resume cash contributions in late 2025.

Of the total net obligations as at December 31, 2023, 91% relates to Canadian pension plans and other post-retirement benefits obligation (December 31, 2022 – 96%). The weighted average duration of the defined benefit obligation under the Canadian pension plans and other post-retirement plans is 15.7 years (2022 – 16.4 years).

			Other
			Post-Retirement
	Pension Benefits		Benefits
($ millions)	2023	2022	2023	2022
Analysis of amount charged to earnings:
Current service costs	165	263	12	19
Interest (income) costs	(15)	21	26	20
Defined benefit plans expense	150	284	38	39
Defined contribution plans expense	56	95	-	-
Total benefit plans expense charged to earnings	206	379	38	39

Components of defined benefit costs recognized in Other Comprehensive Income:

			Other
			Post-Retirement
	Pension Benefits		Benefits
($ millions)	2023	2022	2023	2022

Actuarial loss (gain) arising from changes in experience	6	(86)	3	3
Actuarial loss (gain) arising from changes in financial assumptions	411	(2 229)	29	(167)
Actuarial gain arising from changes in demographic assumptions	-	-	-	-
Benefit Obligation loss (gain)	417	(2 315)	32	(164)
Return on plan assets (greater) / less than discount rate (excluding amounts included in net interest expense)	(433)	1 190	-	-
OCI disposed through divestiture	11	-	-	-
Effect of the asset ceiling	(197)	187	-	-
Plan assets (gain) / loss	(619)	1 377	-	-
Actuarial (gain) loss recognized in other comprehensive income	(202)	(938)	32	(164)

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as the projection of salaries and service to retirement.

The significant weighted average actuarial assumptions were as follows:

			Other
			Post-Retirement
	Pension Benefits		Benefits
	December 31	December 31	December 31	December 31
(%)	2023	2022	2023	2022
Discount rate	4.60	5.10	4.60	5.10
Rate of compensation increase	3.00	3.00	3.00	3.00

40    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.

In order to measure the expected cost of other post-retirement benefits, it was assumed that the health care costs would increase annually by 5%.

Assumed discount rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefits obligations for the company’s Canadian plans. A change in these assumptions would have the following effects:

	Pension Benefits
($ millions)	Increase	Decrease
1% change in discount rate
Effect on the aggregate service and interest costs	(17)	20
Effect on the benefit obligations	(767)	963

	Other
	Post-Retirement
	Benefits
($ millions)	Increase	Decrease
1% change in discount rate
Effect on the benefit obligations	(58)	70
1% change in health care cost
Effect on the aggregate service and interest costs	1	(1)
Effect on the benefit obligations	22	(19)

Plan Assets and Investment Objectives

The company’s long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, to the plans’ target asset allocation as prescribed in the Statement of Investment Policies and Procedures approved by the Board of Directors. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company’s weighted average pension plan asset allocations, based on market values as at December 31, are as follows:

(%)	2023	2022
Equities	53	52
Fixed income	22	27
Plan assets, comprised of:
– Real Estate	25	21
Total	100	100

Equity securities do not include any direct investments in Suncor shares. The fair value of equity and fixed income securities is based on the trading price of the underlying fund. The fair value of real estate investments is based on independent third-party appraisals.

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    41

24. Provisions

	Decommissioning
($ millions)	and Restoration(1)	Royalties	Other(2)	Total
At December 31, 2021	8 792	222	541	9 555
Liabilities incurred	114	89	3	206
Change in discount rate	(2 456)	-	-	(2 456)
Changes in estimates	3 596	(4)	69	3 661
Liabilities settled	(314)	(125)	(332)	(771)
Accretion	316	-	-	316
Asset disposals	62	-	-	62
Reclassified to assets held for sale (note 33)	(226)	-	-	(226)
Foreign exchange	17	-	-	17
At December 31, 2022	9 901	182	281	10 364
Less: current portion	(337)	(182)	(45)	(564)
	9 564	-	236	9 800
At December 31, 2022	9 901	182	281	10 364
Liabilities incurred	212	134	327	673
Acquisitions (note 16)(3)	1 242	-	-	1 242
Change in discount rate	515	-	-	515
Changes in estimates	688	-	(123)	565
Liabilities settled	(390)	(26)	(113)	(529)
Accretion	532	-	-	532
Asset disposals	(17)	-	-	(17)
Divestments (note 16)(3)	(757)	-	-	(757)
Foreign exchange	5	-	-	5
At December 31, 2023	11 931	290	372	12 593
Less: current portion	(430)	(290)	(263)	(983)
	11 501	-	109	11 610

(1)	Represents decommissioning and restoration provisions associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted and uninflated amount of estimated future cash flows required to settle the obligations at December 31, 2023 was approximately $23.5 billion (December 31, 2022 – $22.4 billion). A weighted average credit-adjusted risk-free interest rate of 5.20% was used to discount the provision recognized at December 31, 2023 (December 31, 2022 – 5.50%). The credit-adjusted risk-free interest rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 50 years.
(2)	During 2023, liabilities incurred include a restructuring provision for $275 million, changes in estimates include a $117 million provision reversal related to the company’s arrangement involving a third-party by product processor, and liabilities settled include restructuring related payments of $113 million. As at December 31, 2023, other provisions include a restructuring provision and other legal, insurance, and environmental provisions.
(3)	In connection with both the Teck acquisition (note 16) and the TotalEnergies Canada acquisition (note16), Suncor was deemed to have divested of its pre-existing interest in Fort Hills, presented as divestments, and re-acquired it at fair value. As such, acquisitions include 100% of the fair value of the decommissioning and restoration provision related to the TotalEnergies Canada acquisition, including the reevaluations of the existing working interest and the remaining capacity on a regional pipeline.

Sensitivities

Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:

As at December 31	2023	2022
1% Increase	(1 799)	(1 594)
1% Decrease	2 390	2 131

42    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

25. Share Capital

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.

Normal Course Issuer Bid

During the first quarter of 2023, the TSX accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor’s public float (as defined in the TSX Company Manual) as of February 3, 2023. On February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.

For the twelve months ended December 31, 2023, the company repurchased 8.3 million common shares under the previous 2022 NCIB and 43.7 million common shares under the 2023 renewed NCIB at an average price of $42.96 per share, for a total repurchase cost of $2.2 billion.

Subsequent to the fourth quarter of 2023, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 26, 2024, and ending February 25, 2025, Suncor may purchase for cancellation up to 128,700,000 common shares, which is equal to approximately 10% of Suncor’s public float as of February 12, 2024. On February 12, 2024, Suncor had 1,287,461,183 common shares issued and outstanding.

During the first quarter of 2022, the TSX accepted a notice filed by Suncor to renew its previous NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor’s issued and outstanding common shares as at the date hereof.

Suncor received approval from the TSX to amend its previous NCIB effective as of the close of markets on May 11, 2022, to increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2022, and ending February 7, 2023, from 71,650,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022, to 143,500,000, or approximately 10% of Suncor’s public float as at January 31, 2022. No other terms of the NCIB were amended.

For the twelve months ended December 31, 2022, the company repurchased 7.1 million common shares under the previous 2021 NCIB and 109.8 million under the previous 2022 NCIB at an average price of $43.92 per share, for a total repurchase cost of $5.1 billion.

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    43

The following table summarizes the share repurchase activities during the period:

($ millions, except as noted)	2023	2022
Share repurchase activities (thousands of common shares)
Shares repurchased	51 982	116 908
Amounts charged to
Share capital	871	1 947
Retained earnings	1 362	3 188
Share repurchase cost	2 233	5 135
Average repurchase cost per share	42.96	43.92

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

	December 31	December 31
($ millions)	2023	2022
Amounts charged to
Share capital	60	136
Retained earnings	90	214
Liability for share purchase commitment	150	350

26. Share-Based Compensation

Share-Based Compensation Expense

Included in the Consolidated Statements of Comprehensive Income within Operating, Selling and General expense are the following share-based compensation amounts:

($ millions)	2023	2022
Equity-settled plans	16	17
Cash-settled plans	413	484
Total share-based compensation expense	429	501

Liability Recognized for Share-Based Compensation

Included in the Consolidated Balance Sheets within accounts payable and accrued liabilities and other long-term liabilities are the following fair value amounts for the company’s cash-settled plans:

	December 31	December 31
($ millions)	2023	2022
Current liability	549	326
Long-term liability (note 22)	339	469
Total Liability	888	795

The intrinsic value of the vested awards at December 31, 2023 was $630 million (December 31, 2022 – $415 million).

Stock Option Plans

Suncor grants stock option awards as a form of retention and incentive compensation.

Stock options granted by the company provide the holder with the right to purchase common shares at the market price on the grant date, subject to fulfilling vesting terms. Options granted have a seven-year life, vest annually over a three-year period and are accounted for as equity-settled awards.

44    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

The weighted average fair value of options granted during the period and the weighted average assumptions used in their determination are noted below:

	2023	2022
Annual dividend per share (dollars)	2.11	1.88
Risk-free interest rate	3.66%	1.73%
Expected life	4.5 years	5 years
Expected volatility	45%	42%
Weighted average fair value per option (dollars)	12.70	9.27

The expected life is based on historical stock option exercise data and current expectations. The expected volatility considers the historical volatility in the price of Suncor’s common shares over a period similar to the life of the options, and is indicative of future trends.

The following table presents a summary of the activity related to Suncor’s stock option plans:

	2023		2022

		Weighted		Weighted
		Average		Average
	Number	Exercise Price	Number	Exercise Price
	(thousands)	($)	(thousands)	($)
Outstanding, beginning of year	21 068	38.55	37 090	38.39
Granted	1 610	44.56	2 191	37.22
Exercised as options for common shares	(4 611)	37.11	(13 158)	37.69
Forfeited/expired	(1 031)	41.77	(5 055)	38.99
Outstanding, end of year	17 036	39.32	21 068	38.55
Exercisable, end of year	14 300	39.61	16 407	40.19

For the options outstanding at December 31, 2023, the exercise price ranges and weighted average remaining contractual lives are shown below:

	Outstanding			Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual Life	Exercise	Number	Exercise
Exercise Prices ($)	(thousands)	(years)	Price ($)	(thousands)	Price ($)
22.63-24.99	1 980	3	22.65	1 422	22.66
25.00-29.99	4	4	28.86	1	27.21
30.00-34.99	19	4	31.26	16	31.09
35.00-39.99	5 414	3	38.35	4 429	38.59
40.00-44.99	8 239	1	42.83	8 117	42.83
45.00-49.99	1 291	5	45.76	231	46.26
50.00-54.27	89	2	52.79	84	52.84
Total	17 036	3	39.32	14 300	39.61

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	2023	2022
	27 322	27 901

Share Unit Plans

Suncor grants share units as a form of retention and incentive compensation. Share unit plans are accounted for as cash-settled awards.

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    45

(a) Performance Share Units (PSUs)

A PSU is a time-vested award entitling employees to receive varying degrees of cash (0%–200% of the company’s share price at time of vesting) contingent upon Suncor’s total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. PSUs vest approximately three years after the grant date.

(b) Restricted Share Units (RSUs)

A RSU is a time-vested award entitling employees to receive cash calculated based on an average of the company’s share price leading up to vesting. RSUs vest approximately three years after the grant date.

In 2022, Syncrude’s Long Term Incentive Plans (LTIP) of approximately $123 million were converted into Suncor RSUs at a conversion price of $30.93.

(c) Deferred Share Units (DSUs)

A DSU is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU Plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% allocated to DSUs.

The following table presents a summary of the activity related to Suncor’s share unit plans:

(thousands)	PSU	RSU	DSU
Outstanding, December 31, 2021	2 766	21 437	1 382
Granted	947	13 235	187
Redeemed for cash	(794)	(4 533)	(238)
Forfeited/expired	(710)	(1 877)	-
Outstanding, December 31, 2022	2 209	28 262	1 331
Granted	814	9 006	299
Redeemed for cash	(436)	(7 582)	(461)
Forfeited/expired	(273)	(3 156)	-
Outstanding, December 31, 2023	2 314	26 530	1 169

Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company’s common shares on the date the SAR is exercised, and is accounted for as a cash-settled award.

SARs have a seven-year life and vest annually over a three-year period.

	2023		2022

		Weighted		Weighted
		Average		Average
	Number	Exercise Price	Number	Exercise Price
	(thousands)	($)	(thousands)	($)
Outstanding, beginning of year	287	39.95	463	39.06
Granted	20	42.96	10	36.76
Exercised	(128)	38.17	(121)	37.18
Forfeited/expired	(3)	45.57	(65)	38.25
Outstanding, end of year	176	41.48	287	39.95
Exercisable, end of year	156	41.48	242	40.82

46    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

27. Financial Instruments and Risk Management

The company’s financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company’s long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2023, the carrying value of fixed-term debt accounted for under amortized cost was $11.1 billion (December 31, 2022 – $9.8 billion) and the fair value at December 31, 2023 was $11.1 billion (December 31, 2022 – $9.4 billion). The increase in carrying value and fair value of debt is mainly due to the issuance of $1.5 billion in aggregate principal of senior unsecured notes. The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.

Suncor entered into a partnership with Fort McKay First Nation (FMFN) and Mikisew Cree First Nation (MCFN) in 2018 where FMFN and MCFN acquired a combined 49% partnership interest in the East Tank Farm Development. The partnership liability is recorded at amortized cost using the effective interest method. At December 31, 2023, the carrying value of the Partnership liability accounted for under amortized cost was $413 million (December 31, 2022 – $427 million).

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	2023	2022
Fair value outstanding, beginning of year	(65)	(98)
Changes in fair value recognized in earnings during the year (note 7)	25	(187)
Cash settlements - paid (received) during the year	20	220
Fair value outstanding, end of year	(20)	(65)

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●	Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.
●	Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    47

tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.
●	Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2023, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company’s derivative financial instrument assets and liabilities measured at fair value for each hierarchy level as at December 31, 2023 and 2022.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	36	107	-	143
Accounts payable	(85)	(123)	-	(208)
Balance at December 31, 2022	(49)	(16)	-	(65)
Accounts receivable	41	24	-	65
Accounts payable	(51)	(34)	-	(85)
Balance at December 31, 2023	(10)	(10)	-	(20)

During the year ended December 31, 2023, there were no transfers between Level 1 and Level 2 fair value measurements.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2023 and 2022.

Financial Assets

Gross
	Gross	Liabilities	Net Amounts
($ millions)	Assets	Offset	Presented
Fair value of derivative assets	4 305	(4 162)	143
Accounts receivable	10 349	(8 633)	1 716
Balance at December 31, 2022	14 654	(12 795)	1 859
Fair value of derivative assets	7 098	(7 033)	65
Accounts receivable	9 971	(6 897)	3 074
Balance at December 31, 2023	17 069	(13 930)	3 139

Financial Liabilities

Gross
	Gross	Assets	Net Amounts
($ millions)	Liabilities	Offset	Presented
Fair value of derivative liabilities	(4 370)	4 162	(208)
Accounts payable	(10 036)	8 633	(1 403)
Balance at December 31, 2022	(14 406)	12 795	(1 611)
Fair value of derivative liabilities	(7 118)	7 033	(85)
Accounts payable	(8 966)	6 897	(2 069)
Balance at December 31, 2023	(16 084)	13 930	(2 154)

48    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company’s Commodity Risk Management Committee (CRMC) is charged with the oversight of the company’s trading and credit risk management activities. These activities are intended to manage risk associated with open price exposure of specific volumes in transit or storage, enhance the company’s operations, and enhance profitability through informed market calls, market diversification, economies of scale, improved transportation access, and leverage of assets, both physical and contractual. The CRMC, acting under the authority of the company’s Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

1) Market Risk

Market risk is the risk or uncertainty arising from market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company’s financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor’s financial performance is closely linked to crude oil and refined product prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and electricity prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include entering into derivative contracts to limit exposure to changes in crude oil and refined product prices during transportation and natural gas prices.

An increase or decrease of US$10/bbl of crude oil as at December 31, 2023, would increase or decrease pre-tax earnings for the company’s outstanding derivative financial instruments by approximately $45 million (2022 – $70 million increase or decrease).

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures or financial instruments that are denominated in a currency other than the company’s functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A 1% strengthening in the Cdn$ relative to the US$ as at December 31, 2023, would decrease pre-tax earnings related to the company’s U.S. dollar denominated long-term debt, commercial paper and working capital by approximately $31 million (2022 – $100 million increase).

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial paper and future debt issuances.

To manage the company’s exposure to interest rate volatility, the company may periodically enter into interest rate swap contracts to fix the interest rate of future debt issuances. As at December 31, 2023, the company had no outstanding forward interest rate swaps. The simple average interest rate on total debt, including lease liabilities, for the year ended December 31, 2023 was 6.3% (2022 – 5.8%).

The company’s net earnings are sensitive to changes in interest rates on the floating rate portion of the company’s debt, which are offset by cash balances. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company’s pre-tax earnings would increase by approximately $12 million primarily due to a lower short-term debt balance (2022 – approximately $8 million decrease). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2023. The proportion of floating interest rate exposure at December 31, 2023 was 3.2% of total debt outstanding (2022 – 18.0%).

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    49

2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operating activities, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. Suncor’s cash and cash equivalents and total credit facilities at December 31, 2023 were $1.7 billion and $7.0 billion, respectively. Of Suncor’s $7.0 billion in total credit facilities, $5.5 billion were unutilized at December 31, 2023. In addition, Suncor has unused capacity under the Board of Directors authority of US$5.0 billion to issue debt. The ability of the company to raise additional capital utilizing these shelf prospectuses is dependent on market conditions. The company believes it has sufficient funding through the use of these facilities and access to capital markets to meet its future capital requirements.

Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is managed through counterparty credit limits.

The following table shows the timing of cash outflows related to trade and other payables and debt.

	December 31, 2022

	Trade and	Gross Derivative		Lease
($ millions)	Other Payables(1)	Liabilities(2)	Debt(3)	Liabilities
Within one year	7 959	3 824	3 375	477
2 to 3 years	39	546	1 066	807
4 to 5 years	39	-	1 541	652
Over 5 years	-	-	16 317	3 047
	8 037	4 370	22 299	4 983

	December 31, 2023

	Trade and	Gross Derivative		Lease
($ millions)	Other Payables(1)	Liabilities(2)	Debt(3)	Liabilities
Within one year	7 646	6 586	1 132	561
2 to 3 years	53	532	3 184	991
4 to 5 years	1	-	1 425	846
Over 5 years	-	-	14 175	4 038
	7 700	7 118	19 916	6 436

(1)	Trade and other payables exclude net derivative liabilities of $85 million (2022 – $208 million).
(2)	Gross derivative liabilities of $7.118 billion (2022 – $4.370 billion) are offset by gross derivative assets of $7.033 billion (2022 – $4.162 billion), resulting in a net amount of $85 million (2022 – $208 million).
(3)	Debt includes short-term debt, long-term debt and interest payments on fixed-term debt.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due, causing a financial loss. The company’s credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, and a credit rating and a maximum credit limit are assigned. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the assigned credit limit. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2023, substantially all of the company’s trade receivables were current.

50    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company’s exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2023, the company’s net exposure was $65 million (December 31, 2022 – $143 million).

28. Capital Structure Financial Policies

The company’s primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company’s capital is primarily monitored by reviewing the ratios of net debt to adjusted funds from operations(2) and total debt to total debt plus shareholders’ equity.

Net debt to adjusted funds from operations(2) is calculated as short-term debt plus total long-term debt less cash and cash equivalents, divided by adjusted funds from operations for the year then ended.

Total debt to total debt plus shareholders’ equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders’ equity. This financial covenant under the company’s various banking and debt agreements shall not be greater than 65%.

The company’s financial covenant is reviewed regularly, and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2023 and 2022. The company’s financial measures, as set out in the following schedule, were unchanged from 2022. The company believes that achieving its capital target helps to provide the company with access to capital at a reasonable cost by maintaining solid investment grade credit ratings. Total debt to total debt plus shareholders’ equity was 26.3% at December 31, 2023 and decreased slightly due to higher shareholders’ equity as a result of a decrease in the repurchase of common shares for cancellation. The company operates in a fluctuating business environment and ratios may periodically fall outside of management’s targets. The company addresses these fluctuations by capital expenditure reductions and sales of non-core assets to ensure net debt achieves management’s targets.

	Capital
	Measure	December 31	December 31
($ millions)	Target	2023	2022
Components of ratios
Short-term debt		494	2 807
Current portion of long-term debt		-	-
Current portion of long-term lease liabilities		348	317
Long-term debt		11 087	9 800
Long-term lease liabilities		3 478	2 695
Total debt(1)		15 407	15 619
Less: Cash and cash equivalents		1 729	1 980
Net debt(1)		13 678	13 639
Shareholders’ equity		43 279	39 367
Total capitalization (total debt plus shareholders’ equity)		58 686	54 986
Adjusted funds from operations(2)		13 325	18 101
Net debt to adjusted funds from operations	<3.0 times	1.0	0.8
Total debt to total debt plus shareholders’ equity	20% - 35%	26.3%	28.4%
(1)	Total debt and net debt are non-GAAP financial measures.
(2)	Adjusted funds from operations is calculated as cash flow from operating activities before changes in non-cash working capital, and is a non-GAAP financial measure.

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    51

29. Joint Arrangements

Joint Operations

The company’s material joint operations as at December 31 are set out below:

		Country of
		Incorporation and
		Principal Place of	Ownership %	Ownership %
Material Joint Operations	Principal Activity	Business	2023	2022
Oil Sands
Operated by Suncor:
Fort Hills Energy Limited Partnership(1)	Oil sands development	Canada	100.00	54.11
Syncrude	Oil sands development	Canada	58.74	58.74
Exploration and Production
Operated by Suncor:
Terra Nova	Oil and gas production	Canada	48.00	48.00
Non-operated:
Buzzard(2)	Oil and gas production	United Kingdom	—	29.89
Hibernia and the Hibernia South Extension Unit	Oil and gas production	Canada	19.48-20.00	19.48-20.00
Hebron	Oil and gas production	Canada	21.03	21.03
Harouge Oil Operations	Oil and gas production	Libya	49.00	49.00
North Sea Rosebank Project(2)	Oil and gas production	United Kingdom	—	40.00
White Rose and the White Rose Extensions	Oil and gas production	Canada	38.625-40.00	38.625-40.00

(1)	In the first quarter of 2023, Suncor acquired an additional 14.65% working interest in Fort Hills, bringing the company’s and its affiliate’s total aggregate working interest to 68.76%. In the fourth quarter of 2023, Suncor acquired the remaining 31.23% working interest in Fort Hills, making Suncor the sole owner of Fort Hills.
(2)	In the second quarter of 2023, Suncor completed the sale of its U.K. operations, including its interests in Buzzard and Rosebank.

Joint Ventures and Associates

The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates, which are all included in the company’s Refining and Marketing operations, are shown below:

	Joint ventures		Associates

($ millions)	2023	2022(1)	2023	2022(1)
Net earnings (loss)	27	1	(1)	(1)
Total comprehensive earnings (loss)	27	1	(1)	(1)
Carrying amount as at December 31	149	105	60	63
(1)	Prior period amounts have been restated to align with current period presentation of the financial information of the joint ventures and associates.

52    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

30. Subsidiaries

Material subsidiaries, either directly or indirectly, by the company as at December 31, 2023 are shown below:

Material Subsidiaries	Principal Activity
Canadian Operations

Suncor Energy Oil Sands Limited Partnership	This partnership holds most of the company’s Oil Sands operations assets.
Suncor Energy Ventures Corporation	A subsidiary which indirectly owns a 36.74% ownership in the Syncrude joint operation.
Suncor Energy Ventures Partnership	A subsidiary which owns a 22% ownership in the Syncrude joint operation.
Suncor Energy Products Partnership	This partnership holds substantially all of the company’s Canadian refining and marketing assets.
Suncor Energy Marketing Inc.

This subsidiary markets production from the upstream Canadian businesses. It also administers Suncor’s energy trading activities and power business, markets certain third-party products, procures crude oil feedstock and natural gas for its downstream business, and procures and markets natural gas liquids (NGLs) and liquefied petroleum gas (LPG) for its downstream business.

U.S. Operations

Suncor Energy (U.S.A.) Marketing Inc.	A subsidiary that procures, markets and trades crude oil, in addition to procuring crude oil feedstock for the company’s refining operations.
Suncor Energy (U.S.A.) Inc.	A subsidiary through which the company’s U.S. refining and marketing operations are conducted.

The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    53

31. Related Party Disclosures

Related Party Transactions

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and the sale of refined products and byproducts. These transactions are with joint ventures and associated entities in the company’s Refining and Marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the years ended December 31, 2023 and 2022 are as follows:

($ millions)	2023	2022
Sales(1)	1 356	1 616
Purchases	139	265
Accounts receivable	108	135
Accounts payable and accrued liabilities	3	69

(1)	Includes sales to Petroles Cadeko Inc. of $585 million (2022 - $645 million) and Parachem Chemicals Inc. of $400 million (2022 – $487 million).

Compensation of Key Management Personnel

Compensation of the company’s Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	2023	2022
Salaries and other short-term benefits	10	20
Pension and other post-retirement benefits	3	4
Share based compensation	46	73
	59	97

32. Commitments, Contingencies and Guarantees

(a) Commitments

Future payments under the company’s commitments, including service arrangements for pipeline transportation agreements and for other property and equipment, are as follows:

	Payment Due by Period

($ millions)	2024	2025	2026	2027	2028	Thereafter	Total
Commitments
Product transportation and storage	1 652	1 625	1 438	1 420	1 400	12 559	20 094
Energy services	112	111	130	71	30	48	502
Exploration work commitments	-	53	1	-	-	475	529
Other	435	181	120	70	30	170	1 006
	2 199	1 970	1 689	1 561	1 460	13 252	22 131

In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include commodity purchase obligations which are transacted at market prices.

54    ANNUAL REPORT 2023 SUNCOR ENERGY INC.

(b) Contingencies

Legal and Environmental Contingent Liabilities and Assets

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities or assets that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities (recognized in note 24), which are reviewed individually and are reflected in the company’s consolidated financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company’s cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.

Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

(c) Guarantees

At December 31, 2023, the company has provided loan guarantees to certain retail licensees and wholesale marketers. Suncor’s maximum potential amount payable under these loan guarantees is $125 million.

The company has also agreed to indemnify holders of all notes and debentures and the company’s credit facility lenders (see note 21) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working-interest share of certain joint operation undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company’s share in the joint arrangement. As at December 31, 2023, the probability is remote that these guarantee commitments will impact the company.

33. Assets Held for Sale

The company had the following assets and liabilities held for sale as at December 31, 2022, that were sold in 2023 (note 16):

($ millions)	U.K. Operations	Wind and Solar	Total
Assets
Current assets	83	62	145
Property, plant and equipment, net and intangible assets	364	438	802
Exploration and evaluation	239	-	239
Total Assets	686	500	1 186
Liabilities
Current liabilities	(241)	(32)	(273)
Other long-term liabilities and provisions	(217)	(40)	(257)
Total Liabilities	(458)	(72)	(530)
Net Assets	228	428	656

ANNUAL REPORT 2023 SUNCOR ENERGY INC.    55